UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington D.C. 20549

                            SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No. 3 )*

                              QVC, INC.
                          (Name of Issuer)

                    COMMON STOCK, $.01 PAR VALUE
                   (Title of Class of Securities)

                               747262
                           (CUSIP Number)

                   Spencer B. Hays, Vice President
                          Time Warner Inc.
                        75 Rockefeller Plaza
                      New York, New York 10019
                           (212) 484-8000
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notice and Communications)

                            September 1, 1994
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box / /.

Check the following box if a fee is being paid with the statement
/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            SCHEDULE 13D

CUSIP No.   747262         Page  2  of  28 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          TIME WARNER INC.
          IRS No. 13-1388520

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          a/ /           b/ /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
          N.A.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

7  SOLE VOTING POWER
          NONE

8  SHARED VOTING POWER
          NONE

9  SOLE DISPOSITIVE POWER
          NONE

10 SHARED DISPOSITIVE POWER
          NONE

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
          NONE (SEE ITEM 4)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*                         /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          SEE RESPONSE TO ROW (11)

14 TYPE OF REPORTING PERSON*
          CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
                   ITEMS 1-7 (INCLUDING EXHIBITS) OF THE
                  SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No.   747262         Page  3  of  28 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          TWQ I Co., L.P.
          IRS No. 13-3731833

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          a/ /           b/ /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
          N.A.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

7  SOLE VOTING POWER
          NONE

8  SHARED VOTING POWER
          NONE

9  SOLE DISPOSITIVE POWER
          NONE

10 SHARED DISPOSITIVE POWER
          NONE

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
          NONE (SEE ITEM 4)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*                                 /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          SEE RESPONSE TO ROW (11)

14 TYPE OF REPORTING PERSON*
          CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
                   ITEMS 1-7 (INCLUDING EXHIBITS) OF THE
                  SCHEDULE, AND THE SIGNATURE ATTESTATION.

     The Schedule 13D of Time Warner Inc. and TWQ I Co., L.P. (the "Reporting Persons") relating to the common stock of QVC, Inc. ("QVC") is hereby amended and restated in its entirety as set forth below. Pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Reporting Persons have agreed to file one statement with respect to their ownership of the common stock of QVC. The joint Schedule 13D of the Reporting Persons, as amended and restated, is hereinafter referred to as the "Statement."

     This Statement is being filed to reflect the beneficial ownership by the Reporting Persons of less than five percent of the outstanding shares of the common stock of QVC as a result of the cash tender offer by QVC Programming Holdings, Inc. to purchase all outstanding shares of QVC common stock at a price of $46 per share and all outstanding shares of QVC preferred stock at a price of $460 per share, pursuant to an Offer to Purchase dated August 11, 1994, as described in Item 4 below.

Item 1.  SECURITY AND ISSUER.

     This Statement relates to the Common Stock, par value $.01 per share (the "QVC Common Stock"), of QVC, Inc., a Delaware corporation ("QVC"), whose principal executive offices are located at 1365 Enterprise Drive, West Chester, Pennsylvania 19380. Pursuant to Rule 13d-3 under the Exchange Act, this Statement also relates to the shares of QVC Common Stock issuable upon the conversion of shares of the Series C Preferred Stock, par value $.10 per share, of QVC (the "QVC Series C Preferred Stock") held by Paragon Communications, a Colorado general partnership ("Paragon"), as discussed in Item 3 below.

Item 2.  IDENTITY AND BACKGROUND.

     This Statement is being filed by Time Warner Inc., a Delaware corporation ("Time Warner"), having its principal executive offices at 75 Rockefeller Plaza, New York, New York 10019 and TWQ I Co., L.P. ("TWQ I"), a Delaware limited partnership and an indirect majority owned subsidiary of Time Warner, having its principal offices at 75 Rockefeller Plaza, New York, New York 10019. The General Partners of TWQ I are Warner Communications Inc. ("WCI"), a Delaware corporation and a wholly owned subsidiary of Time Warner, having its principal offices at 75 Rockefeller Plaza, New York, New York 10019, American Television and Communications Corporation ("ATC"), a Delaware corporation and a wholly owned subsidiary of Time Warner, and Warner Cable Communications Inc. ("Warner Cable"), a Delaware corporation and a wholly owned subsidiary of WCI. The principal offices of ATC and Warner Cable are located at 300 First Stamford Place, Stamford, Connecticut 06902.

     Time Warner is the largest media and entertainment company in the world. Its businesses are carried on in three principal groups: Publishing, Music and Entertainment. The Publishing group consists principally of the publication and distribution of magazines and books; the Music group consists principally of the production and distribution of recorded music and the ownership and administration of music copyrights; and the Entertainment group consists principally of the production and distribution of motion pictures and television programming, the distribution of video cassettes, the ownership and operation of retail stores and theme parks, the production and distribution of pay television and cable programming, and the operation of cable television systems. These businesses are conducted throughout the world through numerous wholly owned, and in certain cases less than wholly owned, subsidiaries and affiliates.

     TWQ I is a limited partnership and an indirect majority owned subsidiary of Time Warner with interests in the film and cable television industries.

     The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and executive officer of Time Warner is set forth in Annex A hereto and is incorporated herein by reference. No executive officers have been appointed to serve
TWQ I. The response to Item 2(a), (b), (c) and (f) incorporates Annex A by reference thereto.

     Neither Time Warner nor TWQ I, or to the best of the knowledge of Time Warner or TWQ I, any of their respective executive officers or directors, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OR FUNDS OR OTHER CONSIDERATION.

     Pursuant to an Agreement and Plan of Merger, dated as of July 9, 1989, as amended as of September 29, 1989 (the "QVC Merger Agreement") among CVN Companies, Inc., a Minnesota corporation ("CVN"), QVC and QVC Acquisition Corp., a wholly owned subsidiary of QVC ("Newco"), on October 31, 1989, Newco was merged with and into CVN (the "QVC Merger") and CVN became a wholly owned subsidiary of QVC. As a result of the QVC Merger, each outstanding share of common stock, no par value per share, of CVN ("CVN Common Stock") was converted into the right to receive $19.00 in cash and one-eighth (1/8th) of a share of QVC Common Stock (the "Exchange Consideration"). Also, in connection with the QVC Merger, holders of CVN's outstanding Series 1 and Series 2 common stock purchase warrants were entitled to receive the Exchange Consideration based upon the number of shares of CVN Common Stock into which such warrants were exercisable, less the exercise price of such warrants. In addition, (i) QVC offered each holder of CVN Series
2 Warrants the option to exchange such warrants for QVC common stock purchase warrants exercisable for an equal number of shares of QVC Common Stock at an exercise price per share of $15.125 (the "New QVC Warrants"), and (ii) QVC offered each carrier of CVN programming the opportunity to enter into an agreement to extend the terms of such program carrier's carriage agreement with CVN for ten additional years in exchange for shares of QVC Series C Preferred Stock (each such share convertible into ten shares of QVC Common Stock) equal to one-twentieth (1/20th) of the minimum number of subscribers under such carriage agreement (as well as commissions of five percent of the net sales to customers located in the program carrier's service area).

         SECURITIES OF QVC OWNED PRIOR TO THE QVC MERGER

     Prior to the QVC Merger, Time Warner Investors, Inc. ("Investors"), a direct wholly owned subsidiary of WCI, and ATC, then a direct majority owned subsidiary of Time Warner, were the record owners, respectively, of 335,000 shares of QVC Common Stock and 3,748 shares of the Series B Convertible Preferred Stock of QVC, par value $.10 per share ("QVC Series B Preferred Stock") (each such share convertible into ten shares of QVC Common Stock). The 335,000 shares of QVC Common Stock owned by Investors were purchased in a series of open market transactions (using working capital) between July 11 and November 15, 1989 for an aggregate purchase price of $5,896,563.

     ATC received its 3,748 shares of QVC Series B Preferred Stock pursuant to the terms of an affiliation agreement and an equity participation agreement entered into by ATC and QVC in 1987.

         INVESTOR'S ACQUISITION OF SECURITIES OF QVC PURSUANT TO
THE QVC MERGER.

     Prior to the QVC Merger, Investors was the record owner of (i) 706,500 shares of CVN Common Stock, (ii) 1,800,000 CVN Series 1 Warrants (1,400,000 at an exercise price of $17.50 and 400,000 at $18.125), and (iii) 750,000 CVN Series 2 Warrants at an exercise price of $18.00. Pursuant to the terms of the QVC Merger Agreement, on October 31, 1989, Investors received $13,423,500 in cash and 88,312 shares of QVC Common Stock in respect of its holdings of CVN Common Stock and $2,450,000 in cash and 225,000 shares of QVC Common Stock in respect of its holdings of CVN Series 1 Warrants. In addition, Investors accepted QVC's offer to exchange the CVN Series 2 Warrants held by Investors for a like number of New QVC Warrants and, accordingly, Investors received 750,000 New QVC Warrants to purchase 750,000 shares of QVC Common Stock at $15.125 per share.

         ATC'S AND PARAGON'S ACQUISITION OF SECURITIES OF QVC
PURSUANT TO THE QVC MERGER.

     Prior to the QVC Merger, Time Warner had a beneficial interest in CVN Common Stock through its control of ATC. ATC acquired its interest in CVN in a similar fashion to the way WCI and Investors acquired their interests (as described in the Statement on Schedule 13D related to CVN originally filed with the Securities and Exchange Commission on November 5, 1987). Pursuant to Warrant Agreements dated as of July 1, 1987, ATC received 969,590 CVN Series 1 Warrants and 1,016,316 CVN Series 2 Warrants conferring, in the aggregate, the right to purchase 1,985,906 shares of CVN Common Stock at $18.125 per share. Pursuant to a similar warrant agreement dated as of July 1, 1987, with comparable terms, Paragon, of which ATC is a 50% indirect general partner (see Item 5), acquired 270,958 CVN Series 2 Warrants to purchase 270,958 shares of CVN Common Stock at $18.125 per share. Of the 969,590 CVN Series 1 Warrants held by ATC, 210,526 were held by ATC for the benefit of Paragon.

     Pursuant to the terms of the QVC Merger Agreement, ATC received $848,391 in cash and 121,198 shares of QVC Common Stock with respect to the 969,590 CVN Series 1 Warrants held by ATC (of which $184,210 in cash and 26,316 shares of QVC Common Stock related to the 210,526 CVN Series 1 Warrants held by ATC for the benefit of Paragon). In addition, ATC and Paragon accepted QVC's offer to exchange the CVN Series 2 Warrants and, accordingly, ATC received 1,016,316 New QVC Warrants to purchase 1,016,316 shares of QVC Common Stock at $15.125 per share and Paragon received 270,958 New QVC Warrants to purchase 270,958 shares of QVC Common Stock at $15.125 per share. The shares of QVC Common Stock issuable upon exercise of Paragon's New QVC Warrants may be deemed to be beneficially owned by ATC.

         INTEREST OF ATC, PARAGON AND WARNER CABLE IN QVC SERIES C PREFERRED STOCK.

     In 1987, ATC, Paragon and Warner Cable each separately entered into affiliation agreements with CVN to carry CVN cable programming. In connection with the QVC Merger, QVC offered its cable program carriers, including ATC, Paragon and Warner Cable, an opportunity to subscribe at a price of $.10 per share for shares of QVC Series C Preferred Stock equal to one-twentieth (1/20th) of the minimum number of subscribers covered by such carriage agreements in consideration for a ten year extension to the term of the affiliation agreements then in place among such program carriers and CVN. Pursuant to such offer, each of ATC, Paragon and Warner Cable entered into an Equity Participation Agreement and an Addendum to its respective CVN Affiliation Agreement. Based upon the minimum number of subscribers covered by such affiliation agreements, ATC, Paragon and Warner Cable received, respectively, 111,000, 21,250 and 62,500 shares of QVC Series C Preferred Stock convertible into, respectively, 1,110,000, 212,500 and 625,000 shares of QVC Common Stock. The subscription price paid by ATC, Paragon and Warner Cable for the shares of QVC Series C Preferred Stock acquired pursuant to their respective equity participation agreements was from the working capital of each company.

         ACQUISITIONS OF SECURITIES OF QVC POST-QVC MERGER

     Subsequent to the QVC Merger, Investors purchased 61,688 shares of QVC Common Stock in a series of open market purchases
(using working capital) between December 1 and December 8, 1989 for an aggregate purchase price of $933,054.

     On July 1, 1991, Investors acquired 25,025 shares of QVC Common Stock for an aggregate purchase price of $250.25 (representing the par value of $.01 per share for each share acquired) pursuant to the terms of a Standby Equity Agreement dated as of April 30, 1991 among QVC, Comcast Financial Corporation, Liberty Program Investments, Inc. and Investors. Investors used working capital to purchase the 25,025 shares of QVC Common Stock from QVC.

     Pursuant to an agreement and plan of merger, Time Warner acquired the minority interest in ATC that it did not already own on June 26, 1992, and ATC thereby became an indirect wholly owned subsidiary of Time Warner.

     On June 30, 1992, certain wholly owned subsidiaries of Time Warner contributed to Time Warner Entertainment Company, L.P., a Delaware limited partnership ("TWE"), substantially all of the assets, or the cash flow derived therefrom, of the filmed entertainment, HBO programming and cable businesses of Time Warner, and certain other assets, subject to certain liabilities, and subsidiaries of Toshiba Corporation and ITOCHU Corporation each contributed $500 million of cash (the "TWE Capitalization"). In connection with the TWE Capitalization, the securities of QVC held of record by ATC, Warner Cable and WCI, as successor-by-merger to Investors, were transferred to TWE. On September 30, 1992, in connection with a corporate restructuring, Time Warner transferred to its wholly owned subsidiary, TWE Holdings Inc., the stock ownership it had previously held in ATC and WCI. (TWE Holdings Inc. was subsequently liquidated by merger into Time Warner on October 13, 1993).

         EXERCISE OF NEW QVC WARRANTS AND SALE OF SHARES OF QVC
COMMON STOCK

     On December 23, 1992, QVC extended an offer to all holders of the New QVC Warrants ("Warrantholders"), including TWE and Paragon, to convert any or all of the outstanding New QVC Warrants to shares of QVC Common Stock. Pursuant to the terms of such offer, QVC offered, at the Warrantholder's election, (i) to issue to the Warrantholder, in exchange for the Warrantholder' s New QVC
Warrants, shares of QVC Common Stock with an aggregate value (each share being valued at $37.75 per share (the "Conversion Price")) equal to the difference between the Conversion Price and the New
QVC Warrant exercise price of $15.125 per share (the "Exercise Price"), multiplied by the number of shares of QVC Common Stock into which the QVC Warrants were exercisable, or (ii) if the Warrantholder elected to exercise its New QVC Warrants by making payment of the Exercise Price in cash and delivery of the warrant certificate, to issue the number of shares of QVC Common Stock into which such New
QVC Warrants were exercisable and repurchase from such Warrantholder, at the Conversion Price, all of the shares of QVC
Common Stock that could be purchased using all of the proceeds of the payment by the Warrantholder of the Exercise Price.

     Each of TWE and Paragon accepted the offer as described in clause (ii) of the preceding paragraph and, pursuant thereto, on December 31, 1992:

          (a) TWE acquired 1,766,316 shares of QVC Common Stock through the exercise of a like number of New QVC Warrants at a total purchase price of $26,716,530, and, concurrently therewith, TWE sold to QVC 707,696 shares of QVC Common Stock at a per share price of $37.75, or a total sale price of $26,715,524; and

          (b) Paragon acquired 270,958 shares of QVC Common Stock through the exercise of a like number of New QVC Warrants at a total purchase price of $4,098,239.75 and, concurrently therewith, Paragon sold to QVC 108,563 shares of QVC Common Stock at a per share price of $37.75, or a total sale price of $4,098,253.25.

     Each of TWE and Paragon used working capital to purchase the shares of QVC Common Stock described in the preceding paragraph.

     In connection with a restructuring to conform to legal requirements of a new investor and in contemplation of the conversion described below, on September 14, 1993, TWE transferred all of the QVC Common Stock, QVC Series B Preferred Stock and QVC Series C Preferred Stock beneficially owned by it, through several intermediary Time Warner majority owned entities, such that 18,885 shares of QVC Common Stock, 37 shares of QVC Series B Preferred Stock and 1,735 shares of QVC Series C Preferred Stock were transferred to TWQ II Co., a New York general partnership (the "TWQ II Transfer") and 1,869,642 shares of QVC Common Stock, 3,711 shares of QVC Series B Preferred Stock and 171,765 shares of QVC Series C Preferred Stock were transferred to TWQ I (the "TWQ I Transfer"). These transfers were made as part of the initial capitalization of TWQ I and TWQ II and no consideration was paid by TWQ I for the TWQ I Transfer or by TWQ II for the TWQ II Transfer.

         CONVERSION OF QVC SERIES B PREFERRED STOCK AND QVC
SERIES C PREFERRED STOCK

     On September 15, 1993, in conjunction with and as part of the corporate restructuring referred to above, TWQ I and TWQ II each elected to convert each share of the QVC Series B Preferred Stock and each share of the QVC Series C Preferred Stock assigned to it by TWE at the rate of 10 shares of Common Stock for each share of QVC Series B Preferred Stock and QVC Series C Preferred Stock, respectively. Accordingly, TWQ I received 1,754,760 shares of QVC Common Stock and TWQ II received 17,720 shares of QVC Common Stock as a result of the conversion.

Item 4.  PURPOSE OF TRANSACTION.

     Upon consummation of the QVC Merger, the equity interest in CVN of its shareholders and the interest in CVN of its warrantholders ceased and CVN became a wholly owned subsidiary of QVC. Accordingly, the transactions described in Item 3 pursuant to the QVC Merger were effectuated in order to maintain the indirect investment of Time Warner and WCI in QVC as successor to CVN.

     The transfers of securities of QVC to other majority owned subsidiaries of Time Warner as described in Item 3 were effectuated by Time Warner in connection with various restructuring transactions.

     The Reporting Persons received a letter from QVC, dated
August 11, 1994, relating to the tender offer made by QVC Programming Holdings, Inc., a Delaware corporation (the "Purchaser"), to be wholly owned by Comcast Corporation and Liberty Media Corporation, to purchase all outstanding shares of QVC Common Stock at a price of $46 per share and all outstanding shares of QVC Preferred Stock at a price of $460 per share, in each case net to the seller in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 11, 1994, and in the related letter of transmittal (the "Offer"). The Offer will expire on September 8, 1994, unless extended.

     On September 1, 1994, the 3,624,402 shares of QVC Common Stock owned by TWQ I and the 36,605 shares of QVC Common Stock owned by TWQ II were tendered to the Purchaser pursuant to the Offer. On September 1, 1994, the 188,711 shares of QVC Common Stock and the 21,250 shares of QVC Preferred Stock owned by Paragon were tendered to the Purchaser pursuant to the Offer. As a result, upon acceptance of the shares of QVC Common Stock and QVC Preferred Stock described in this paragraph tendered pursuant to the Offer, the Reporting Persons will cease to be beneficial holders of any QVC securities.

     Except as described in this Item 4, neither Time Warner nor TWQ I has any current plans or proposals that relate to or would result in (i) the acquisition or disposition of securities of QVC;
(ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving QVC or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of QVC or any of its subsidiaries; (iv) any change in the present board of directors or management of QVC, including any current plans or proposals to change the number of term of directors or to fill any existing vacancies of the board of directors of QVC; (v) any material change in the present capitalization or dividend policy of QVC; (vi) any other material change in QVC's business or corporate structure; (vii) changes in QVC's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of QVC by any person; (viii) causing a class of securities of QVC to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of QVC to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(x) any action similar to any of those enumerated in clauses (i) through (ix) of this sentence.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Prior to the tender offer for QVC Common Stock as described in
Item 4, TWQ I held 3,624,402 shares of QVC Common Stock and TWQ II held 36,605 shares of QVC Common Stock. ATC is an indirect 50% partner in Paragon which was the beneficial owner 188,711 shares of QVC Common Stock and 21,250 shares of QVC Series C Preferred Stock.

     Time Warner through TWQ I, TWQ II and ATC was deemed to be a beneficial holder of such shares within the meaning of Rule 13d-3(d)(1)(i) under the Exchange Act. As reported in Amendment No. 1 to the Schedule 14D-9 of QVC, dated August 11, 1994, QVC had 40,265,392 shares of QVC Common Stock outstanding as of July 31, 1994. In accordance with the provisions of Rule 13(d)(1)(i) under the Exchange Act, an aggregate of 4,062,218 shares of QVC Common Stock beneficially owned by Time Warner constitutes approximately 10.0% of the outstanding shares of QVC Common Stock.

     The shares of QVC Common Stock owned by TWQ I represent in the aggregate approximately 9.0% of the outstanding shares of QVC Common Stock. TWQ I has the sole power to vote and dispose of the shares of QVC Common Stock registered in its name. Time Warner may be deemed to have shared power to direct the voting and the disposition of the QVC Common Stock owned by TWQ I.

     The shares of QVC Common Stock owned by TWQ II represents less than one-tenth of one percent of the outstanding shares of QVC Common Stock. TWQ II has the sole power to vote and dispose of the shares of QVC Common Stock registered in its name. Time Warner may be deemed to have shared power to direct the voting and the disposition of the shares of QVC Common Stock owned by TWQ II.

     The shares of QVC Common Stock owned by Paragon represent in the aggregate approximately 0.5% of the outstanding shares of QVC
Common Stock.

     The principal business address of Paragon is: 800 Gessner, Suite 700, Houston, Texas 77024. The three general partners of Paragon are: (1) ATC Holdings II, Inc., a Delaware corporation and a direct wholly owned subsidiary of ATC ("ATCH"), a 31.0915% general partner; (2) ARP 113, Inc., a Delaware corporation and a wholly owned subsidiary of ATCH ("ARP"), a 18.9085% general partner; and (3) KBL Communications, Inc. ("KBL"), a Texas corporation and an indirect wholly owned subsidiary of Houston Industries Incorporated ("Houston"), a 50% general partner.
Houston is a holding company consisting primarily of energy and cable system companies. Each of KBL, ATCH and ARP owns and manages cable television systems. The address of the principal office of Houston and KBL is 800 Gessner, Suite 700, Houston, Texas 77024. The address of the principal office of ATCH and ARP is 300 First Stamford Place, Stamford, Connecticut 06902.

     Pursuant to an Amended and Restated General Partnership Agreement dated as of June 17, 1987 among ATCH and ARP and KBL (the "Paragon Agreement"), ATC (through ATCH and ARP) shares with KBL and Houston the power to direct the vote and the disposition of the shares of QVC Common Stock and QVC Series C Preferred Stock that are owned by Paragon. Time Warner, as the parent of ATC, may be deemed to have shared power to direct the voting and the disposition of the shares of QVC Common Stock and QVC Series C Preferred Stock owned by Paragon.

     As set forth in Item 4, in response to the Offer, TWQ I tendered 3,624,402 shares of QVC Common Stock at a price of $46 per share and upon acceptance for payment will receive $166,722,492 and TWQ II tendered 36,605 shares of QVC Common Stock at a price of $46 per share and upon acceptance for payment will receive $1,683,830. Paragon, upon acceptance for payment of the 188,711 shares of QVC Common Stock tendered pursuant to the Offer at a price of $46 per share, will receive $8,680,706 and, upon acceptance for payment of the 21,250 shares of QVC Series C Preferred Stock tendered pursuant to the Offer, will receive $9,775,000. The shares were tendered on September 1, 1994 to The Bank of New York, as Depositary, pursuant to the terms of the Letter of Transmittal.

     Beverly Sills Greenough, a director of Time Warner, held 400 shares of QVC Common Stock for investment. Except as otherwise described herein, neither Time Warner nor TWQ I, is aware of any beneficial ownership of, or any transaction within 60 days before the filing of this Statement in any shares of QVC Common Stock by Time Warner or TWQ I or any person listed on Annex A.

     Item (d) is not applicable.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER

     As set forth in Item 3, in connection with the QVC Merger, each of ATC, Paragon and Warner Cable entered into an Equity Participation Agreement and Addendum to its CVN Affiliation Agreement. The terms of such agreements are similar with respect to ATC, Paragon and Warner Cable.

     Pursuant to the Paragon Agreement, Paragon's Management Committee generally controls the voting and the disposition of investments held by the partnership, including securities beneficially owned by Paragon. Paragon's Management Committee is composed of six members, three selected by KBL and three selected by the ATC-affiliated partners. Action of the Management Committee requires a written consent of a majority of its members or the affirmative vote of a majority of a quorum (comprised of one KBL member and one ATC member).

     Recontribution Agreements dated as of September 14, 1993, by and between TWE and TWQ I and TWQ II, respectively, each provide for the recontribution to TWE on September 15, 1995, of the shares of QVC Common Stock transferred by TWE to TWQ I and TWQ II on September 14, 1993 to the extent such shares are then owned by TWQ I or TWQ II, as the case may be. The transfer shall only include those shares TWE is no longer prohibited from owning as a result of restrictions imposed by the Modification of Final Judgment entered on August 24, 1982 by the United States District Court for the District of Columbia.

     A summary of the voting rights and conversion rights of the QVC Series C Preferred Stock is set forth below:

          (1) VOTING RIGHTS. Except for the two directors to be elected by the holders of QVC Common Stock and the one director to be elected by the holders of QVC Series B Preferred Stock, holders of QVC Series C Preferred Stock, along with holders of other shares of capital stock of QVC, shall be entitled to cast one vote per share for the election of the remaining directors. Except for the election of directors as described above, the holders of QVC Series C Preferred Stock shall have one vote per share for all other votes to be taken by the shareholders of QVC.

          (2) CONVERSION RIGHTS. Each share of QVC Series C Preferred Stock shall be convertible into ten shares of QVC Common Stock on or after the earlier of (i) two years after such shares are issued, or (ii) the closing price for QVC Common Stock has equalled or exceeded $20.00 per share (adjusted to take account of any stock splits, stock dividends, recapitalizations or other transactions effected without the payment of consideration to QVC) for at least 20 consecutive days during which the NASDAQ National Market System, the national stock exchange or the quotation system on which QVC Common Stock is listed was open or operating.

     Except as described in Item 4 hereto and in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) on the part of Time Warner or TWQ I, or to the best of their knowledge, on the part of their respective executive officers or directors or between such persons or any person with respect to the securities of QVC.

Item 7.  MATERIALS TO BE FILED AS EXHIBITS.

     The exhibits listed on the accompanying Exhibit Index are filed or incorporated by reference as part of this Statement and such Exhibit Index is incorporated herein by reference.

                                SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 1994           TIME WARNER INC.


                                   By:/s/ Spencer B. Hays
                                       Name: Spencer B. Hays
                                       Title: Vice President


                                   TWQ I CO., L.P.
                                   By: Warner Communications Inc.,
                                        its General Partner


                                   By:/s/ Spencer B. Hays
                                       Name: Spencer B. Hays
                                       Title: Vice President

                                    EXHIBIT INDEX

EXHIBIT NO.                 DESCRIPTION

    1                       Joint Filing Agreement.

    2                       Equity Participation Agreement and the
                            Addendum to the CVN Affiliation
                            Agreement among QVC and ATC dated
                            October 26, 1989 (which is incorporated
                            herein by reference to Exhibit 2 to the
                            Schedule 13D of Time Warner et al.
                            dated November 29, 1989 (the "Nov. 89 13D")).

    3                       Equity Participation Agreement and the
                            Addendum to the CVN Affiliation
                            Agreement among QVC and Warner
                            Cable dated October 27, 1989 (which is
                            incorporated herein by reference to
                            Exhibit 3 to the Nov. 89 13D).

    4                       Form of the QVC Common Stock Purchase
                            Warrant (which is incorporated herein
                            by reference to Exhibit 4 to the
                            Nov. 89 13D).

    5 Standby Equity Agreement dated as of April 30, 1991, among QVC, Comcast Financial Corporation, Liberty Program Investments, Inc. and Investors (which is incorporated herein by reference to
                            Exhibit 6 to Amendment No. 1 dated
                            January 28, 1993 to the Nov. 89 13D
                            ("Amendment No. 1 to Nov. 89 13D")).

    6                       Letter dated December 23, 1992 between
                            QVC and Time Warner (which is
                            incorporated herein by reference to
                            Exhibit 7 to Amendment No. 1 to Nov. 89 13D).

    7 Letter dated December 23, 1992 between QVC and Paragon (which is incorporated herein by reference to Exhibit 8 to Amendment No. 1 to Nov. 89 13D).

    8                       TWQ I Co., L.P. Recontribution
                            Agreement (which is incorporated herein
                            by reference to Exhibit 10 to Amendment
                            No. 2 dated September 30, 1993 to the
                            Nov. 89 13D ("Amendment No. 2 to Nov. 89 13D")).

    9                       TWQ II Co. Recontribution Agreement
                            (which is incorporated herein by
                            reference to Exhibit 11 to Amendment
                            No. 2 to Nov. 89 13D).

                                                EXHIBIT 1

                           JOINT FILING AGREEMENT


     Time Warner Inc. and TWQ I Co., L.P. hereby agree, in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, that the Statement on Schedule 13D filed herewith, and any amendments thereto, relating to shares of Common Stock, $0.01 par value, of QVC Network, Inc., is, and will be, filed jointly on behalf of each such person.

Dated: September 1, 1994

                                   TIME WARNER INC.



                                   By:/s/ Spencer B. Hays
                                       Name: Spencer B. Hays
                                       Title: Vice President


                                   TWQ I CO., L.P.
                                   By: Warner Communications Inc.,
                                        its General Partner



                                   By: /s/ Spencer B. Hays
                                       Name: Spencer B. Hays
                                       Title: Vice President

                                   ANNEX A

     The following is a list of the directors and executive officers of Time Warner Inc. ("Time Warner"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of Time Warner, each person is a citizen of the United States of America.

                                        Principal Occupation or
NAME                     OFFICE         EMPLOYMENT AND ADDRESS

Merv Adelson             Director       Chairman, East-West Capital
                                        Associates
                                        11111 Santa Monica Blvd.
                                        Los Angeles, CA  90025
                                        (private investment
                                        company)

Timothy A. Boggs         Senior Vice    Senior Vice President
                         President      Time Warner*
                                        800 Connecticut Avenue, NW,
                                        Suite 800
                                        Washington, DC 20006

Lawrence B.              Director       Partner,
Buttenwieser                            Rosenman & Colin
                                        575 Madison Avenue
                                        New York, NY  10022
                                        (attorney)

Edward S.                Director       Chairman,
Finkelstein                             Finkelstein
                                        Associates Inc.
                                        712 Fifth Avenue
                                        New York, NY 10019
                                        (consulting)

Beverly Sills            Director       Chairman-Elect, Lincoln
Greenough                               Center for the
                                        Performing Arts
                                        211 Central Park West
                                        New York, NY 10024
                                        (entertainment)

David R. Haas            Senior Vice    Senior Vice President
                         President and  and Controller,
                         Controller     Time Warner*

Peter R. Haje            Executive      Executive Vice
                         Vice           President, Secretary
                         President,     and General Counsel,
                         Secretary      Time Warner*
                         and General
                         Counsel

Carla A. Hills           Director       Chairman and Chief
                                        Executive Officer,
                                        Hills & Company
                                        1200 19th Street, NW
                                        Washington, DC 20036
                                        (international trade
                                        consultants)

Geoffrey W.              Senior Vice    Senior Vice President,
Holmes                   President      Time Warner*

Tod R. Hullin            Senior Vice    Senior Vice President,
                         President      Time Warner*

David T. Kearns          Director       Senior University Fellow,
                                        Harvard University,
                                        Graduate School of
                                        Education
                                        Appian Way
                                        Gutman Library
                                        Cambridge, MA 02138

Gerald M. Levin          Director,      Chairman, Chief
                         Chairman,      Executive Officer
                         Chief          and President,
                         Executive      Time Warner*
                         Officer
                         and President

Philip R.                Senior Vice    Senior Vice President
Lochner, Jr.             President      Time Warner*

Henry Luce, III          Director       Chairman and Chief
                                        Executive Officer,
                                        The Henry Luce
                                        Foundation, Inc.
                                        720 Fifth Avenue
                                        New York, NY  10019
                                        (private foundation)

Reuben Mark              Director       Chairman and Chief
                                        Executive Officer,
                                        Colgate-Palmolive Company
                                        300 Park Avenue
                                        New York, NY 10022


J. Richard Munro         Director       Chairman of the Executive
                                        Committee, Time Warner*

Richard D.               Director       Chairman and Chief
Parsons                                 Executive Officer,
                                        Dime Savings Bank
                                        589 Fifth Avenue
                                        New York, NY  10017
                                        (banking)

Donald S. Perkins        Director       Former Chairman,
                                        Jewel Companies Inc.
                                        Suite 2700
                                        One First National Plaza
                                        Chicago, IL  60603
                                        (retailing)

Raymond S. Troubh        Director       Financial Consultant and
                                        Director of Various
                                        Companies,
                                        10 Rockefeller Plaza
                                        New York, NY  10020
                                        (financial consultant)

Bert W. Wasserman        Executive      Executive Vice President
                         Vice           and Chief Financial
                         President      Officer
                         and Chief      Time Warner*
                         Financial
                         Officer

Francis T.               Director       Former Commissioner of
Vincent, Jr.                            Major League Baseball,
                                        c/o Peter J. Solomon Company
                                        350 Park Avenue
                                        New York, NY 10022

____________________
*The business address of Time Warner is 75 Rockefeller Plaza, New
 York, NY 10019.